April 2, 2025

Jessica P. Ross
Senior Vice President and Chief Financial Officer
Frontdoor, Inc.
3400 Players Club Parkway
Memphis, TN 38125

        Re: Frontdoor, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2024
            Item 2.02 Form 8-K filed February 27, 2025
            File No. 001-38617
Dear Jessica P. Ross:

       We have reviewed your filings and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Item 2.02 Form 8-K filed February 27, 2025
Exhibit 99.1
Fourth-Quarter 2024 Results, page 2

1. When you present and/or discuss a non-GAAP measure in your earnings release, please also present and/or discuss the comparable GAAP measure in the same manner. For example, when you disclose period-over-period adjusted
EBITDA
       bridge, also disclose period-over-period net income bridge. The narrative section analysis below the bridge also has similar issues to those described above. Refer to
       Question 102.10(a) of the Non-GAAP Financial Measures Compliance and Disclosure
       Interpretations and Item 10(e)(1)(i) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 April 2, 2025
Page 2

       Please contact Valeria Franks at 202-551-7705 or Keira Nakada at 202-551-3659 if
you have any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services